Exhibit 99.1

THE STARS GROUP PROVIDES BUSINESS UPDATE

TORONTO – March 16, 2020 – The Stars Group Inc. (Nasdaq: TSG) (TSX: TSGI) today provided a general business update, including an update on its year-to-date performance and the recent coronavirus outbreak.
“We are pleased with the performance of our business so far this year, which has seen continued strong underlying momentum within our UK and Australia segments, and a sequential improvement in our International segment from the fourth quarter of 2019,” said Rafi Ashkenazi, Chief Executive Officer of The Stars Group. “Overall, we are so far performing ahead of our expectations and currently expect to see strong year over year growth in revenues for the first quarter,” continued Mr. Ashkenazi.
Revenues within The Stars Group’s International segment are slightly ahead of the prior year period on a constant currency basis, while the UK segment has experienced continued strong underlying trends alongside operator favorable sporting results, leading to strong growth in revenue year over year.
“Outside of our strong performance so far this year, the recent outbreak of the coronavirus pandemic (COVID-19) has resulted in the cancellation or postponement of major sporting events globally. We are closely monitoring the continued impact of the coronavirus, and the health and safety of our employees and customers remains our top priority, as we implement our business continuity plans and continue to observe and comply with local mandates and guidelines across our global offices. Our employees are working remotely to ensure that our customers can continue to enjoy our products, and while we currently still offer a broad range of betting options for our customers, any sustained outbreak resulting in the further postponement or cancellation of major sporting events could have a material impact on our sports betting revenue in the near term,“ continued Mr. Ashkenazi.
“Notwithstanding, while it remains difficult to predict the scope, timing and length of the current sports postponements and cancellations, our business is online only with a global geographic reach and a majority of revenues (62% in 2019) generated from poker and gaming. We therefore remain confident in our ability to continue driving revenue growth in the years ahead, despite the inevitable disruption in the sports industry during 2020,” concluded Mr. Ashkenazi.
As at December 31, 2019, The Stars Group had cash and cash equivalents of $321 million, and subsequently prepaid $100 million of its USD first lien term loan in February. In addition, The Stars Group has access to its revolving credit facility, among other potential sources of liquidity, that together with its current cash and cash equivalents, provides approximately $1 billion of liquidity.
About The Stars Group
The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, FOX Bet, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, and Sky Poker, as well as live poker tour and event brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 22 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.
Cautionary Note Regarding Forward Looking Statements and Other Information
This news release may contain forward-looking statements and information within the meaning of applicable securities laws, including with respect to, among other things, The Stars Group’s year-to-date performance, expectations for the first quarter of 2020, and business and operations in light of the recent coronavirus outbreak. Forward-looking statements can, but may not always, be identified by the use of words such as "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "intend", "could", "might", "would", "should", "believe", and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions. There can be no assurance that actual results will not differ materially from those expressed or implied in forward-looking statements. Undue reliance should not be placed on forward-looking statements. Please refer to The Stars Group’s most recent annual information form and annual and interim financial statements and management’s discussion and analysis for more information about the factors, assumptions and risks that may apply to The Star’s Group’s forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.
For media inquiries, please contact:
Vaughan Lewis: ir@starsgroup.com and press@starsgroup.com